UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE Paris, May 3, 2013

KEY FIGURES FOR THE THREE MONTHS ENDED MARCH 31, 2013

 (UNAUDITED IFRS FIGURES)

GOOD RESILIENCE IN A DIFFICULT ENVIRONMENT
ADJUSTED OPERATING INCOME1 -1.5% TO €405 MILLION
NEW STEP IN THE GROUP’S TRANSFORMATION
 LAUNCH OF A NEW ORGANIZATIONAL STRUCTURE PROJECT
INCREASING THE 2015 COST REDUCTION OBJECTIVE TO €750 MILLION2

Antoine Frérot, Veolia Environnement’s Chairman and CEO indicated: “First quarter results marked the Company’s resilience in a difficult economic environment due to the positive impact of the first phase of transformation decided in 2011. The new organizational structure project announced today should drive more ambitious costs reductions to €750 million in 2015, compared to the prior €470 million objective.”

▪	Revenue for the three months ended March 31, 2013 was €5,757 million compared to re-presented €5,991 million for the prior year period

o	Water: revenue declined by 3.8% at constant consolidation scope and exchange rates to €2,494 million

▪
Favorable indexation, but timing of the end of certain contracts resulted in a slowdown in construction activity, while contractual erosion continued in France.  Good operational performance in Central and Eastern Europe and the United States.

▪	Decline in Technologies and Networks revenue related to the phasing of Design and Build contracts.

o	Environmental Services: Revenue declined by 4.6% at constant consolidation scope and exchange rates to €1,932 million given the economic slowdown

▪	Impact of lower volumes and activity levels on revenue growth was -3.5% due to the economic environment, while revenue was also negatively impacted by lower recycled raw material prices.

▪	Decrease in France, Germany and the United States, while the United Kingdom and Asia Pacific grew.

o	Energy Services: Revenue increased 0.4% at constant consolidation scope and exchange rates to €1,268 million

▪	Stability in France (-0.7% at constant scope) and significant growth in the United States.

▪	Adjusted operating cash flow for the three months ended March 31, 2013 was €542 million compared to re-presented €581 million for prior year period

o	Down due to the impact of contractual erosion in France in the Water division and the decline in Environmental Services activity.

o	Satisfactory contribution from the Convergence Plan: €31 million3, net of implementation costs.

o	Good performance in France in Energy Services, despite the end of gas cogeneration contracts.

__________________________
1 Including the share of net income of joint ventures and associates
2 Of which, due to the new accounting treatment for joint ventures, ~80%  will benefit adjusted operating income
3 Identical impact at the adjusted operating cash flow level and operating income level

▪	Resilience of adjusted operating income1, which amounted to €405 million for the three months ended March 31, 2013 compared to re-presented €411 million for the prior year period

o	Share of net income from joint ventures and associates increased by 4.8% to €113 million, mainly due to Dalkia International, which increased more than 20%.

o	Positive impact of the closure of the defined benefit plan for executive managers.

▪
Net financial debt declined to €10.1 billion at March 31, 2013 versus re-presented €10.8 billion at December 31, 2012.  Adjusted net financial debt4 declined to €6.8 billion at March 31, 2013 versus re-presented €7.8 billion at December 31, 2012.

▪	New step in Transformation: new organizational structure project and increase in cost reduction objective

The Company is launching a project which envisions the replacement of the current organization centered on Divisions with an integrated organization deployed by geography.

This new, simpler, more reactive and nimble organization should allow the Company to:

o	adapt to new market characteristics and client demands;

o	have a more systemic approach to commercial development to drive increased growth;

o	to standardize and mutualize processes to drive greater efficiency; and

o	generate additional cost savings.

▪
The 2015 net cost reduction objective is being increased to €750 million5 versus the prior €470 million target, amounting to a €280 million increase, which breaks down as follows: € 70 million related to the reinforcement of mutualization and IT efforts, €100 million related to purchasing and €110 million associated with transverse efficiency projects in the businesses and headquarters.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that we may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that our long-term contracts may limit our capacity to quickly and effectively react to general economic changes affecting our performance under those contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.
This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

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4 Net of loans granted to joint ventures
5 Of which, due to the new accounting treatment for joint ventures, ~80%  will benefit adjusted operating income

Financial Information for the Quarter ended march 31, 20136

Revenue (€M)
Quarter ended March 31, 2013	Quarter ended March 31, 2012 re-presented	% Change 2013/2012	Of which internal growth	Of which external growth	Of which currency effect
5,756.6	5,990.8	-3.9%	-3.0%	-0.2%	-0.7%

Revenue

Veolia Environnement consolidated revenue decreased by 3.9% (-3.0% at constant consolidation scope and exchange rates) to €5,756.6 million compared to re-presented €5,990.8 million for the quarter ended March 31, 2012.

The impact of changes in consolidation scope on revenue for the quarter ended March 31, 2013 was negative €14.4 million, including +€7.1 million in the Water division (impact primarily related to the full consolidation of Azalyia beginning August 2, 2012), and -€25.3 million in the Environmental Services division (primarily related to the divestment of Switzerland and Baltic country activities in 2012).

The decrease in consolidated revenue is mainly explained by:

▪
in the Water division, the downturn in Construction activity in France, the United Kingdom and Korea, contractual erosion in France, and the slowdown in Technologies & Networks revenue, despite the good performance in Operations activities in Central and Eastern Europe and the United States. Operations activities, excluding construction grew slightly at constant consolidation scope and exchange rates;

▪
in the Environmental Services division, a difficult macro-economic context, and in particular the unfavorable evolution of prices and volumes of recycled raw materials, as well as the level of activity in Europe (particularly in France and Germany).

These effects were partially offset by energy prices which had a favorable impact (on the order of €35 million compared to figures for the re-presented period ended March 31, 2012) on Energy Services division revenue.

Revenue generated outside of France for the quarter ended March 31, 2013 amounted to €2,675.4 million, or 46.5% of total revenue, compared to re-presented 46.7% for the quarter ended March 31, 2012.

The foreign currency impact of -€41.0 million primarily reflects the depreciation compared to the euro of the Japanese yen for -€17 million, the U.K. pound sterling for -€9.2 million, and the Australian dollar for -€5.1 million.

Results

Adjusted operating cash flow for the three months ended March 31, 2013 declined by 6.7% (-6.3% at constant exchange rates) to €541.5 million, compared to re-presented €580.6 million for the quarter ended March 31, 2012. The adjusted operating cash flow margin was 9.4% for the first quarter of 2013.

Adjusted operating cash flow was impacted by contractual erosion, mainly in France in the Water division as well as by the unfavorable difference in prices and volumes in the Environmental Services division, where the economic environment remains difficult.

For the three months ended March 31, 2013, the Group’s Convergence Plan generated €31 million in net savings at the operating income level.

Operating income for the three months ended March 31, 2013 declined by 4.3% to €290.3 million, compared to re-presented €303.2 million for the same period ended March 31, 2012.
Adjusted operating income7 for the three months ended March 31, 2013 declined by 1.5% (-1.2% at constant exchange rates) to €404.9 million, compared to re-presented €411.1 million for the same period ended March 31, 2012. Adjusted operating income benefitted from the positive impact of the closure of the defined benefit pension plan for senior executives.

__________________________
6 A summary of adjustments to the accounts for the quarter ended March 31, 2012 is presented in the Appendix
7 Including the share of net income of joint ventures and associates

Adjusted operating income also included a 4.8% increase in the share of net income of joint ventures and associates, which amounted to €113.1 million for the three months ended March 31, 2013 compared to re-presented €107.9 million for the same period ended March 31, 2012. This improvement was related to the increase in the level of activity in Chinese water concessions and especially the growth in Dalkia International activity in Central and Eastern Europe (related to a favorable weather effect and despite the decrease in subsidies for electricity production from renewable energy sources in Poland and the Czech Republic). Dalkia International performance improved compared to the first quarter of 2012, benefitting from a favorable change in volumes in Poland, Czech Republic and Baltic countries, as well as the positive impact of restructuring in Italy.

Free cash flow8 for the three months ended March 31, 2013 was positive and amounted to €594 million (versus re-presented -€339 million for the same period ended March 31, 2012), due primarily to the issuance at the beginning of January 2013 of deeply subordinated perpetual hybrid bonds in euros and pound sterling for a total amount of €1,470 million (including respectively €1 billion at 4.5% yield and £400 million at 4.875% yield).
In addition, free cash flow was impacted by an increase in working capital requirements mainly related to seasonality. Gross investments were controlled and amounted to €335 million for the three months ended March 31, 2013 (versus re-presented €472 million for the same period ended March 31, 2012).
In total, net financial debt9 amounted to €10.1 billion at March 31, 2013, compared to re-presented 10.8 billion at December 31, 2012.
Adjusted net financial debt10 at March 31, 2013 amounted to €6.8 billion versus re-presented €7.8 billion at December 31, 2012.

The Group confirms its objectives as updated during the presentation of 2012 annual results given the changes in accounting standards which imposed the change in accounting of entities previously accounted for via proportionate consolidation to the equity method, as well as the faster than scheduled implementation of the divestiture program.

For the period 2012-2013, Veolia Environnement’s objective is:
-	to sell €6 billion11 in assets, including the repayment of joint venture loans relating to divestures;
-
to reduce its net financial debt to between €8 billion and €9 billion and adjusted net financial debt (net of joint venture loans) to between €6 billion and €7 billion excluding the impact of foreign exchange fluctuations;

-
Given the economic environment, gross cost reductions of €270 million and net cost reductions of €170 million of which due to the new accounting treatment of joint ventures, ~80% will benefit adjusted operating income; and

-	to pay a dividend in 2013 and 2014 of €0.70 per share, in respect of fiscal years 2012 and 2013 respectively.

After 2013, the Company aims, assuming a mid-cycle economic environment, for:
-	organic revenue growth of more then 3% per year;
-	adjusted operating cash flow growth of more than 5% per year;
-	a debt leverage ratio (adjusted net financial debt/(Operating cash flow before changes in working capital + principal payments on operating financial assets) of around 3.0x +/-5%;
-	a payout ratio in line with the historical average;

For the 2015 fiscal year, the Group has raised its net cost reduction objective to €750 million, of which due to the new accounting treatment of joint ventures, ~80% will benefit adjusted operating income.

__________________________
8 Definition of Free cash flow: represents cash generated (which is equal to the sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital from operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid.
9 Definition of net financial debt: gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.
10 Inter-company loans to joint ventures are no longer eliminated following the application of new standards IFRS 10 and 11, and therefore are not deducted from net financial debt.  The Group utilizes in complement to net financial debt, the notion of adjusted net financial debt which takes into account the loans granted to joint ventures.
11 Including the debt reduction of €1.4 billion related to the change to equity method accounting for the Berlin contract

Analysis by operational sector

Water

Revenue (€M)
Quarter ended March 31, 2013	Quarter ended March 31, 2012 re-presented	% Change 2013/2012	Of which internal growth	Of which external growth	Of which currency effect
2,493.5	2,611.1	-4.5%	-3.8%	0.3%	-1.0%

Water division revenue for the quarter ended March 31, 2013 declined by 4.5% (-3.8% at constant consolidation scope and exchange rates). The revenue decrease is explained by the decline in Construction activity in France, the United Kingdom and Korea and contractual erosion in France, as well as the slowdown in Technologies & Networks activities.

▪
For Operations activities, revenue declined by 3.1% (-2.4% at constant consolidation scope and exchange rates). Excluding construction activities, Operations revenue increased slightly at constant consolidation scope and exchange rates.
In France, revenue declined by 4.4% (-3.5% at constant consolidation scope) in line with the slowdown in Construction activity, contractual erosion and the reduction in volumes of water sold (in the order of -1.5% compared to the same period in 2012), despite a favorable indexation effect compared to the prior year period. Outside France, revenue decreased by 2.1% (-1.5% at constant consolidation scope and exchange rates). In Europe, revenue was stable (-0.1% at current consolidation scope and exchange rates, or -0.3% at constant consolidation scope and exchange rates), with good performance in Central and Eastern Europe due to higher tariffs. In the United Kingdom, revenue was negatively impacted by the end of certain Construction contracts. Asia Pacific revenue fell by 16.2% (-9.4% at constant consolidation scope and exchange rates) due to a reduction in Construction activity in Korea and the slowdown in activity in Japan. United States revenue increased by 5.3% (+6.1% at constant consolidation scope and exchange rates) due to the start of the new contract in Rialto during the first quarter, as well as the good performance of industrial contracts.

▪
Technologies & Networks revenue declined by 7.3% (-6.9% at constant consolidation scope and exchange rates). Revenue was mainly impacted by the completion of certain contracts in the municipal Design and Build sector outside of France, combined with a slowdown in activity with industrial clients.

For the quarter ended March 31, 2013, adjusted operating cash flow declined mainly due to contractual erosion in Operations activities in France and the decline in Construction margins.

Adjusted operating income for the quarter ended March 31, 2013 declined despite the favorable impact of the contribution from the share of net income from Chinese concession joint ventures.

Environmental Services

Revenue (€M)
Quarter ended March 31, 2013	Quarter ended March 31, 2012 re-presented	% Change 2013/2012	Of which internal growth	Of which external growth	Of which currency effect
1,932.4	2,065.1	-6.4%	-4.6%	-1.2%	-0.6%

Environmental Services division revenue for the quarter ended March 31, 2013 declined by 6.4% (-4.6% at constant consolidation scope and exchange rates) compared to the same period in 2012. This variation is mainly related to the difficult macro-economic context (with a negative impact on revenue of -3.5%) combined with unfavorable weather effects in France, the United Kingdom and Germany, and the impact of lower prices and volumes of recycled raw materials (which accounted for -2.5% impact on revenue growth).

▪
In France, revenue declined by 6.8% (-7.2% at constant consolidation scope), with a decline in overall activities, in particular industrial and municipal collection, and urban cleaning  due to unfavorable weather conditions. In addition, the unfavorable change in raw materials prices and volumes (paper and scrap metals) negatively impacted revenue.

▪
Outside France, revenue declined by 6.2% (-2.7% at constant consolidation scope and exchange rates). Revenue in Germany declined by 13.0% (-13.4% at constant consolidation scope) due to the combined impact of lower prices and volumes of recycled raw materials and an unfavorable evolution in the industrial and commercial sectors. Revenue in the United Kingdom increased by 2.0% (+4.2% at constant consolidation scope and exchange rates) driven by integrated contracts (increase in construction revenue and higher incinerated volumes) despite an unfavorable change in the level of activity and raw material prices. In North America, the decline in revenue by 4.5% (-1.5% at constant consolidation scope and exchange rates) was due to a decline in industrial services revenue and despite an increase in hazardous waste revenue.  Asia Pacific revenue was stable with a -0.3% change at current consolidation scope and exchange rates, but +1.8% growth at constant consolidation scope and exchange rates, due mainly to a good level of activity since the last quarter of 2012 in Australia which is benefitting from the growth in the mining sector.

For the quarter ended March 31, 2013, adjusted operating cash flow and adjusted operating income declined compared to the prior year period. This variation was due primarily to the difficult macro-economic context and the unfavorable change in recycled raw material prices.

Energy Services

Revenue (€M)
Quarter ended March 31, 2013	Quarter ended March 31, 2012 re-presented	% Change 2013/2012	Of which internal growth	Of which external growth	Of which currency effect
1,267.5	1,275.7	-0.6%	0.4%	-1.0%	0.0%

Following the application of the new IFRS 10 & 11 accounting standards, the revenue outside of France of the Energy Services divisions includes only United States activities, wholly-owned by Veolia Environnement.

Energy Services division revenue for the quarter ended March 31, 2013 was stable (-0.6% at current consolidation scope and exchange rates or +0.4% at constant consolidation scope and exchange rates).  The variation is explained mainly by the favorable impact of energy prices (on the order of €35 million compared to re-presented figures for the quarter ended March 31, 2012), partially compensated by the end of gas cogeneration contracts in France in a competitive business environment.

▪
In France, revenue declined slightly by 1.8% (-0.7% at constant consolidation scope) due to the combined impact of a competitive environment and the end of gas cogeneration contracts and despite the increase in energy prices and more favorable weather compared to the first quarter of 2012.

▪	In the United States, revenue increased 17.2% (+18.0% at constant consolidation scope and exchange rates) primarily due to higher energy prices (fuel) compared to the first quarter of 2012.

For the quarter ended March 31, 2013, adjusted operating cash flow increased slightly compared to re-presented figures for the prior year period.
For the quarter ended March 31, 2013, adjusted operating income increased and benefitted from the growth in Dalkia International activities, which are now consolidated by the equity method. Growth in Dalkia International activity in Central and Eastern Europe was due primarily to favorable weather conditions in all countries in the zone despite the decrease in subsidies for electricity production from renewable energy sources in Poland and the Czech Republic. Dalkia International performance improved substantially compared to the first quarter of 2012, benefitting from volume increases in Poland, the Czech Republic and Baltic countries, as well as the positive impact of restructuring in Italy.

Other segment

Revenue (€M)
Quarter ended March 31, 2013	Quarter ended March 31, 2012 re-presented	% Change 2013/2012	Of which internal growth	Of which external growth	Of which currency effect
63.2	38.9	62.4%	20.3%	42.1%	0.0%

Revenue growth for the “Other Segment” was 62.4% (+20.3% at constant consolidation scope and exchange rates) due to the start of an industrial contract in Europe.

For the quarter ended March 31, 2013, the adjusted operating cash flow and the adjusted operating income increased compared re-presented figures for the same period in 2012 and benefitted from the positive impact of the closure of the defined benefit pension plan for senior executives.

Appendix to the quarterly financial report ended March 31, 2013:

New standards and revised standards on consolidation, joint arrangements, associates and disclosures

The close of the quarter ending March 31, 2013 represents the first interim period for which financial statements are being published in accordance with the new published accounting standards IFRS10, IFRS11 and IFRS12 related to consolidation accounting, which were adopted by the European Union on December 29, 2012.  These new standards require equity method consolidation of joint ventures.

The majority of the Group’s partnerships which had previously been consolidated by proportionate consolidation, are considered joint ventures for the purposes of application of IFRS 11.  Starting with the first quarter of this year, these entities will now on must be consolidated according to the equity method. The main joint ventures concerned are the following:
•	Chinese Water concessions
•	Dalkia International
•	Dalkia Investment
•	Proactiva
•	Veolia Transdev (excluding SNCM) classified in discontinued operations
•	Marius Pedersen
Note: Since October 31, 2012, the Berlin water contract (Water Division) is considered as an associate.

To date, the total entities consolidated by the equity method are considered to have an operational nature in line with the Group's business.  In this context, the share of net income of joint ventures and associates is presented in operating profit after share of net income of equity accounted entities, as well as adjusted operating income, following the recommendation of the French ANC (Accounting Standards Authority) statement nο 2013-01 dated April 4, 2013.

Intercompany loans granted to joint ventures following the application of these new standards will be therefore included in net financial debt. Non eliminated intercompany loans are presented in the balance sheet in non-current and current financial assets in loans and receivables. As Veolia Environnement may be required  to participate in the financing of partnerships, the Group will use a new financial metric in addition to net financial debt, adjusted net financial debt, which includes loans granted by the Group to joint ventures.

Key re-presented figures for the quarter ended March 31, 2012

Revenue by segment (€ million)	Quarter ended March 31, 2012 published	IFRS 5 adjustment	IFRS 8 adjustment(**)	IFRS 10 & 11 adjustment	Quarter ended March 31, 2012 re-presented
Water	3,049.7	-61.4*	-31.1	-346.1	2,611.1
Environmental Services	2,236.1	-	-39.1	-131.9	2,065.1
Energy Services	2,539.7	-1.1*	-36.0	-1 226.9	1,275.7
Other	-	25.6*	106.2	-92.9	38.9
Revenue as per the consolidated income statement	7,825.5	-36.9	-	-1,797.8	5,990.8

(*) Reclassification to Net income (loss) from discontinued operations of Water activities in Morocco (in the process of divestiture) and wind energy activities (previously presented under the Energy Services division for the quarter ended March 31, 2012, and totally divested on February 28, 2013 ) and reclassification to continuing operations of SNCM.

(**)Following the announcement at the end of 2011 of the Group’s withdrawal from the Transportation business and changes to the Group’s Executive Committee, the internal organizational structure of the Group was modified on June 30, 2012, with corresponding changes in the operating segments presented. In accordance with the provisions of IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:
- Water
- Environmental Services
- Energy Services
- Other Segment
Segment reporting of the prior periods have been re-presented for this change.

In €million	Quarter ended March 31, 2012 published	IFRS 5 adjustment(*)	IFRS 5 IFRS 10 & 11 adjustment	Quarter ended March 31, 2012 re-presented
Revenue	7,825.5	-36.9	-1,797.8	5,990.8
Adjusted operating cash flow	900.4	-7.3	-312.5	580.6
Operating income(**)	544.0	0.2	-132.6	411.6
Adjusted operating income(***)	543.5	0.2	-132.6	411.1
Free cash flow	-519	-	+180	-339

(*) Reclassification to Net income (loss) from discontinued operations of Water activities in Morocco (in the process of divestiture) and wind energy activities (previously presented under the Energy Services division for the quarter ended March 31, 2012, and totally divested on February 28, 2013 ) and reclassification to continuing operations of SNCM.

(**) After share of net income of joint ventures and associates

(***) After share of adjusted net income of joint ventures and associates

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 3, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer